July 18, 2025

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. Ezra:

This correspondence responds to comments provided by telephone by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2025 pursuant to its review of Post-Effective Amendment No. 33 (the “Amendment”) to the registration statement for Themes ETF Trust (the “Registrant” or the “Trust”) with respect to the Themes Humanoid Robotics ETF (the “Fund”) filed on Form N-1A with the SEC on May 16, 2025. For your convenience, the comments have been reproduced with responses following each comment. The captions used below correspond to the captions used in the Amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the Amendment. New text added in response to the comments is in italics.

1.	The Staff reminds the Registrant that the Trust and its management are responsible for the accuracy and adequacy of the disclosures in the Amendment, notwithstanding any review, comment, action or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

2.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Amendment. Please ensure that corresponding changes are made to similar disclosure.

Response: Corresponding changes have been made to similar disclosure in the Amendment, as applicable.

3.	Please provide your response to the Staff’s comments on Edgar at least 5 business days in advance of the effective date of the Amendment, if possible. Please also notify the Staff of the filing by email and include a redline copy showing the changes from the initial filing of the Amendment. Please also complete any bracketed information and blanks in the Amendment.

Response: The Registrant acknowledges the comment. The redlined changes made in response to the Staff’s comments are included in this correspondence. All bracketed and blank information in the Amendment will be completed as applicable.

PROSPECTUS

4.	Given concerns expressed by the President and Congress with respect to China and its AI capabilities, supplementally describe how the Index considers investability criteria. It is unclear for example whether there are exclusions from the Index and how quickly the Fund and/or the Index intends to respond to changing circumstances.

Response: Securities subject to sanctions by the U.S., United Kingdom and/or European Union authorities are excluded from the Index Universe by the Index Provider and Index Components that become subject to any such sanctions or nationalization are removed by the Index Provider from the Index. The Index Provider will announce the Index adjustment with a notice period of at least 2 trading days (with respect to the affected Index Component) on its website and will implement the adjustment on the effective day as specified in the respected notice.

PRACTUS, LLP

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus.com

5.	Please disclose in correspondence:

	a.	how the ARTIS® system and/or the Index Provider (Solactive), determines its data inputs are accurate, current and complete;

	b.	if the system is capable of reading foreign languages and deciphering nuances;

	c.	how often the algorithm is updated to reflect new terms or changes in the usage of existing terms; and

	d.	depending on your response, please consider the need for revised strategy and risk disclosure.

Response:

a.	Data inputs are developed by the Index Provider under strict version control protocols and functional testing is performed to ensure changes do not disrupt existing processes. The system and its inputs are maintained through continuous integration and deployment and changes are overseen by lead and principal developers to ensure code integrity. Themes are developed by the Index Provider with careful analysis of relevant economic drivers and translated into keyword sets for ARTIS®. After running ARTIS®, the Index Provider validates results through review and research of top scoring companies. In rare cases where results do not align, keywords may be refined to improve accuracy.

b.	Currently, ARTIS® analyzes only English-language documents.

c.	The Index Provider reviews the Index methodology annually, including the selection of keywords. The ARTIS® algorithm is fully re-run at each quarterly rebalancing of the Index to reflect the latest data and developments in the theme and maintain relevance. Separately, the Index Provider’s ARTIS® data team continuously monitors and refines the system, including expanding data sources and refining the algorithm where needed.

Please also see the following disclosure in the section titled Additional Information About the Fund - Additional Information About the ARTIS® Scoring System:

“Solactive the uses sources such as company filings, financial news, business descriptions, press releases, and earnings call transcripts and is constantly analyzing new sources to add. This list can therefore change in the future. At each rebalancing process, Solactive performs a final business operation check based on manual research. Solactive’s Index Management Department will go through each of the companies selected during the previous methodology steps, and check if there are any false-positives (in which case these companies would not be selected in the end). This process involves reading through the business description provided by FactSet, plus other checks like analyzing the revenue streams based on publicly available information (e.g. Annual Reports), where necessary to ensure that the selected companies are all relevant to the respective theme.”

d.	The following disclosure has been added to the section titled Additional Information About the Fund - Additional Information About the ARTIS® Scoring System:

“Themes are developed by the Index Provider with careful analysis of relevant economic drivers and translated into keyword sets for ARTIS®. After running ARTIS®, the Index Provider validates results through review and research of top scoring companies. In rare cases where results do not align, keywords may be refined to improve accuracy. The Index Provider reviews the Index methodology annually, including the selection of keywords. The ARTIS® algorithm is fully re-run at each quarterly rebalancing of the Index to reflect the latest data and developments in the theme and maintain relevance. Separately, the Index Provider’s ARTIS® data team continuously monitors and refines the system, including expanding data sources and refining the algorithm where needed.”

6.	Please consider modifying the Fund’s name given the stated forward looking assessment of issuers involved with humanoid robotics. And, additionally, if the Fund’s name is based on companies that are expected to have exposure, please consider clarifying how the Fund can guarantee that each company generates at least 50% of its revenue from activities as the ones listed.

Response: While ARTIS® identifies companies that “are expected to have” exposure, only companies that generate at least 50% of revenues, as identified by the Index Provider, are included in the Index. The purpose of identifying “expected” exposure is that it signals an increasing focus on humanoid robotics and would positively influence the company’s ARTIS® score. The Trust has considered the Staff’s suggestion and respectfully declines to modify the Fund’s name.

7.

Please consider disclosing how the Index Provider identifies relevant search terms for ARTIS® and also if the Index Provider has industry analysts that come up with search terms and if the terms stay consistent or if they are updated.

Response: The following disclosure has been added to the section titled Additional Information About the Fund - Additional Information About the ARTIS® Scoring System:

“Themes are developed by the Index Provider with careful analysis of relevant economic drivers and translated into keyword sets for ARTIS®. After running ARTIS®, the Index Provider validates results through review and research of top scoring companies. In rare cases where results do not align, keywords may be refined to improve accuracy. The Index Provider reviews the Index methodology annually, including the selection of keywords. The ARTIS® algorithm is fully re-run at each quarterly rebalancing of the Index to reflect the latest data and developments in the theme and maintain relevance. Separately, the Index Provider’s ARTIS® data team continuously monitors and refines the system, including expanding data sources and refining the algorithm where needed.”

8.	Please provide a more thorough definition, earlier in the Principal Investment Strategies section, of “Humanoid & Service Robotics” as described in the first bullet point following the third paragraph under the heading The Index.

Response: The disclosure has been revised to clarify that the Fund is designed to provide exposure to the humanoid robotics industry (not the humanoid and service robotics industry) and to provide a more thorough definition of the humanoid robotics industry as follows:

“The Index is designed to provide exposure to companies that have business operations in the humanoid ~~and service~~ robotics industry, including service robotics and AI-driven automation technologies, and companies that design robots for human interaction, industrial and autonomous robots for manufacturing and logistics, and assistive and wearable robotics for mobility and healthcare, as well as companies providing artificial intelligence, cognitive computing and advanced hardware technologies that power the next-generation in robotics.”

9.	Please consider clarifying if companies that are expected to have exposure to the provision of products and/or services that contribute to the humanoid robotics theme will be considered as having business operations consistent with the Index’s humanoid robotics theme or if ARTIS® will only select those companies that are actively exposed.

Response: The disclosure in the section titled Principal Investment Strategies of the Fund has been revised as follows:

“Based on the Index Universe, the initial composition of the Index, as well as any selection for an ordinary rebalance, is determined on the Selection Day by first screening publicly available information such as financial news, business profiles and company publications using the Index Provider’s proprietary natural language processing algorithm (“ARTIS®”) to identify companies that have or are expected to have exposure to the provision of products and/or services that contribute to the humanoid ~~and service~~ robotics industry. The Index Provider identifies relevant search terms for ARTIS® that best represent ~~the industries and areas of such innovation within~~ the humanoid ~~and service~~ robotics industry~~. Companies are only eligible if they generate at least 50% of their revenues from activities which make use of technologies~~ as reflected by the following areas (the “Humanoid Robotics Industry”):…

Each company identified by ARTIS® receives a score that reflects its exposure to the ~~Index strategy~~ Humanoid Robotics Industry. This set of companies is then reviewed by the Index Provider and companies are removed from the selection process if they don’t have business operations consistent with the Humanoid Robotics Industry. Companies are only eligible for the Index if they generate at least 50% of their revenues from the Humanoid Robotics Industry. The remaining companies (“Humanoid Robotics Companies”) are ranked by their ARTIS® score (in descending order) and the top 30 companies are selected for inclusion in the Index (“Index Components”). ~~The score attempts to measure the extent to which a company is involved in the advancement of the humanoid and service robotics industry.~~”

10.	Please disclose how companies are scored by ARTIS® and/or the Index Provider.

Response: Please see the following disclosure in the section titled Additional Information About the Fund - Additional Information About the ARTIS® Scoring System:

“There are two main drivers of a company’s ARTIS® Score: the frequency with which a company is referenced in relation to the respective set of keywords (“Term Frequency”) as well as the keywords’ relative importance (“Inverse Document Frequency”). In general, the more words in common with the keywords a company has, the higher its ARTIS® Score will be. However, the impact a single keyword can have on the final score is limited, i.e., each keyword has a diminishing marginal score. The repetition of a single keyword is less important than matches of several different keywords. While the repetition of a keyword in a document will generally lead to a higher Term Frequency, the Inverse Document Frequency gives less weight to words that are common within the Search Corpus as a whole. Generally, the algorithm is deterministic, i.e., the same input will always lead to the same output. As such, there is no unexpected behavior in the results.”

11.	Consider adding foreign currency risk disclosure.

Response: The Registrant notes that the Amendment included Currency Risk disclosure which has now been rebranded as “Foreign” Currency Risk as follows:

“Foreign Currency Risk. The Fund may invest in securities denominated in foreign currencies. Because the Fund’s NAV is determined in U.S. dollars, the Fund’s NAV could decline if currencies of the underlying securities depreciate against the U.S. dollar or if there are delays or limits on repatriation of such currencies. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the Fund’s NAV may change quickly and without warning, which could have a significant negative impact on the Fund.”

12.

Clarify in the disclosure that companies with Red Chip securities that are controlled by the central, provincial or municipal governments of China are also known as state-owned enterprises. In correspondence, please tell us what percentage of the Fund’s portfolio will be state-owned enterprises.

Response: Red Chips are not a principal investment strategy of the Fund and the disclosure regarding Red Chips has therefore been removed from the prospectus.

13.

Reconcile the statement that the Fund is “considered to be” non-diversified in the penultimate paragraph of the section titled Principal Investment Strategies of the Fund against the disclosure that the Fund “is” non-diversified in the SAI.

Response: The phrase “considered to be” has been removed from the Fund’s description of its diversification status.

14.

Consider adding to the Humanoid Robotics Companies Risk disclosure as applicable that significant breakthroughs may be delayed which in turn could delay returns on investments beyond the investment horizon.

Response: The disclosure has been revised as follows:

“Humanoid Robotics Companies Risk. Humanoid Robotics Companies typically have high research and capital expenditures and, as a result, their profitability can vary widely, if they are profitable at all. The space in which they are engaged is highly competitive and issuers’ products and services may become obsolete very quickly. These companies are heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. The issuers are also subject to legal, regulatory and political changes that may have a large impact on their profitability. A failure in an issuer’s product or even questions about the safety of the product could be devastating to the issuer, especially if it is the flagship product of the issuer. ~~It can be difficult to accurately capture what qualifies as a humanoid robotics company.~~ Securities of Humanoid Robotics Companies tend to be more volatile than securities of companies that rely less heavily on technology. Humanoid Robotics Companies typically engage in significant amounts of spending on research and development, and rapid changes to the field could have a material adverse effect on a company’s operating results. Additionally, significant breakthroughs may be delayed which in turn could delay returns on investments beyond the investment horizon. T~~t~~he development and commercialization of fully-functional humanoid robots involve complex and evolving technologies, which may face unforeseen technical challenges, regulatory hurdles, and market acceptance issues. As a result, investments in Humanoid Robotics Companies may be subject to higher levels of risk and volatility.”

15.

Consider adding a separate risk discussing in detail the challenges and uncertainties associated with defining and identifying humanoid robotics companies. Specifically consider disclosing the potential risks associated with the possibility of investing in companies that do not meet the intended definition.

Response: The sentence “It can be difficult to accurately capture what qualifies as a humanoid robotics company.” has been removed from the section Humanoid Robotics Companies Risk. The Trust has considered the Staff’s suggestion and respectfully declines to further revise the disclosure.

16.	Consider including a Geographic Risk disclosure.

Response: Geographic Risk is disclosed in the Amendment as follows:

“Geographic Risk. The Fund’s investments are expected to be focused in a particular country, countries, or region to the same extent as the Index and therefore the Fund may be susceptible to adverse market, political, regulatory, and geographic events affecting that country, countries or region. Such geographic focus also may subject the Fund to a higher degree of volatility than a more geographically diversified fund.”

17.	“New Fund Risk” is included in the section titled Additional Information About the Fund – Additional Information about the Principal Risks of Investing in the Fund. Consider including New Fund Risk in the Principal Risks of Investing in the Fund section of the Fund Summary.

Response: “New Fund Risk” has been added to the Principal Risks of Investing in the Fund section of the Fund Summary.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com.

Sincerely,

/s/ Tina H. Bloom
Tina H. Bloom
Trust Counsel

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